Press release
February 16, 2004

Preliminary information on Dynea International’s full year 2003 results

•	Improvements in sales volumes
•	High raw material prices affected operating profit
•	Successful implementation of capital efficiency program
•	New plants opened in South East Asia

Full year 2003 compared to full year 2002

•	Dynea International’s full year 2003 sales were €979 million (2002: €956 million). Movements in exchange rates reduced sales by 10%. However, sales increased, mainly due to higher average prices as result of increased raw material prices and higher volumes.
•	Sales volumes of resins and formaldehyde increased by 4% to 2330 thousand tonnes (2002: 2250 thousand tonnes)
•	Sales volumes of paper overlays increased by 9% to 290 million square meters (2002: 265 million square meters)
•	EBITDA in 2003 decreased to €55 million (2002: €82 million). The decrease is a result of high raw material costs
•	Operating profit decreased to €1.5 million (2002: €29 million).
•	Share of income from associates was €15 million, an increase compared with the previous year (2002: €3 million) primarily due to the positive results of our 40% joint venture Methanor v.o.f.
•	Net interest expenses decreased by 23% to €48 million (2002: €62 million)
•	Net loss increased to €64 million (2002: €15 million)
•	At the year-end Dynea International's net debt was €467 million (2002: €571 million)

Roger Carlstedt, President and CEO
“Last year was a year of improved operational efficiency and customer relations. Unfortunately, the uncertainty in the global economies affected Dynea International’s customer industries and did not yet support our profit goals. The competitive environment remained tense and the price development was very unsatisfactory. Even though our sales volumes in the fourth quarter increased, our results remained weak.”

Credit agreement/Liquidity
Dynea International’s liquidity improved during 2003, mainly because of the sale of oil field chemicals business and a successful working capital reduction project implemented during 2003. The company repaid short-term loans drawn under the €100.0 million short term financing facility and had at the end of 2003 a total of €69.3 million outstanding short-term loans and guarantees total drawn from this facility, compared to €99.0 million previous year. Total net interest costs were also reduced to €48.1 million in 2003 compared to €61.6 million in 2002. Similarly Dynea International’s total net debt reduced and was €467.3 million at the end of 2003 compared to €571.5 at the end of 2002.

Dynea International has agreed on amendments, including changing the financial covenants for 2004, and a waiver of possible breaches relating to 2003, with its senior lenders. It has also been agreed to introduce a new 6 year credit facility under the senior credit agreement amounting to €31.7 million. The facility, which has been underwritten by the parent company Dynea Oy, will be drawn in February and in August. It carries an interest of Libor +3% plus 1% capitalised interest.

Dynea Oy, Snellmaninkatu 13, FIN-00170 Helsinki, Finland Tel. +358 10 585 2000, Fax +358 10 585 2001, www.dynea.com Business ID 156 2077-1, Helsinki, Finland

New plants
Dynea International started operations at three new plants in 2003: 60.000 tonnes of adhesive resins in Krabi, Thailand; 4.800 tonnes of water- and solvent based adhesives in Pasuruan, Indonesia; and 60.000 tonnes of adhesive resins in Gaoyao City, China.

For more information, please contact:
Filip Frankenhaeuser, Executive Vice President and CFO
Tel. +358 10 585 2011, filip.frankenhaeuser@dynea.com

Dynea facts

Dynea is one of the world’s leading providers of adhesion and surfacing solutions. Adhesive resins are used in a variety of applications by the panel board industry, laminated beam and structural wood industry, the mineral and glass fibre industry, the paper impregnation industry, and many others. Dynea also produced paper overlays for industrial, flooring and furniture applications.

In 2003, Dynea International had revenues of 979 million euros. With more than fifty production units in 24 countries in Europe, the Americas and Asia Pacific, Dynea employs 3,200 persons. www.dynea.com

Dynea Oy, Snellmaninkatu 13, FIN-00170 Helsinki, Finland Tel. +358 10 585 2000, Fax +358 10 585 2001, www.dynea.com Business ID 156 2077-1, Helsinki, Finland